FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

JOINT PRESS RELEASE
Gold Fields To Combine Bolivar Gold With Its International Asset Portfolio
Johannesburg, Toronto; November 21, 2005: Gold Fields Limited (Gold Fields) (NYSE and JSE: GFI) and
Bolivar Gold Corp. (Bolivar) (TSX: BGC) today entered into an agreement by which Gold Fields will combine, through a court approved plan of arrangement, all of the outstanding securities of Bolivar with its international asset portfolio for a total cash consideration of approximately US$330 million (approximately
ZAR 2.2 billion).
Bolivar shareholders will receive C$3.00 per common share. This consideration equates to a premium of
40.9% over the volume weighted average trading price of Bolivar over the prior 30 trading days and a premium of 18.6% on the closing price on Friday, November 18, 2005.
The holders of common share purchase warrants of Bolivar shall be offered the following cash consideration:
Share Purchase Warrant
Offer Price Per Warrant
(C$ per warrant)
BGC.WT, expiry 17 March 2008 (C$1.10 strike price) 1.90
BGC.WT.A, expiry 25 August 2008 (C$1.75 strike price) 1.25
BGC.WT.B, expiry 23 December 2009 (C$3.25 strike price)
0.40
The consideration offered to holders of the BGC.WT and BGC.WT.A warrants represents C$3.00 per common share less the strike price of the warrants. The consideration offered to the BGC.WT.B warrants represents a premium equal to the premium payable to common shareholders, based on the most recent closing price.
In accordance with the trust indenture, the transaction will trigger the redemption of the convertible debentures at C$1,095.25 in cash per C$1,000 principal amount, for a total amount of US$24.1 million, included in the total purchase consideration referred to above.
The transaction requires approval by 66
2
/
3
% of Bolivar shareholders and warrant holders of which Gold Fields currently owns approximately 11% of the common shares and approximately 32% of the BGC.WT.A warrants. Completion of the transaction is also subject to the execution of a definitive agreement by
November 30, 2005, approval of the South African Reserve Bank and certain other regulatory approvals.
The Board of Directors of each company has resolved to approve the transaction. The Board of Directors of
Bolivar has appointed an independent committee to oversee the process, including inter alia, an application for exemption from the requirement to seek an independent valuation of Bolivar, failing which, an independent valuation will be obtained. The recommendation of Bolivar’s Board of Directors is supported by a fairness opinion from its financial advisor, GMP Securities Ltd.
It is anticipated that the transaction will be concluded in January 2006.

Bolivar, which is listed on the Toronto Stock Exchange, operates the Choco 10 open pit gold mine in the El
Callao gold district in Bolivar State, Venezuela, which achieved commercial production on August 1, 2005.
Total production for the final five months of 2005 is expected to be approximately 48,000 ounces, increasing to approximately 190,000 ounces during 2006.
As`at December 31, 2004, the Choco 10 property had 1.3 million ounces of proven and probable reserves from 21.4 million tonnes of ore at an average grade of 1.9 grams per tonne, contained within a measured and indicated resource of 1.8 million ounces and a further 1.7 million ounces of inferred resource.
Ian Cockerill, Chief Executive Officer of Gold Fields said; “This transaction is consistent with our growth strategy aimed achieving an additional 1.5 million ounces of international production by 2009. We believe that El Callao is a highly prospective gold district and that the Choco 10 mine will give us a strong operational foothold from which to grow in this part of the world.”
Serafino Iacono, Chief Executive Officer of Bolivar stated: “This transaction validates Venezuela as a favorable place to do business and we are confident that Gold Fields’ involvement will contribute positively to the development of its mining industry.”
Gold Fields and Bolivar have an existing exploration joint venture agreement covering approximately 25,000 hectares in the El Callao district surrounding the Choco 10 mine. The region is highly prospective and significant potential exists to increase reserves and production. El Callao is part of a well-established gold mining region with historic production dating back more than 200 years. There are several other gold mines in the region including the Colombia mine owned by CVG-Minerven; the Tomi and La Victoria mines owned by
Crystallex; the La Camorra mine and Mina Isidora development project owned by Hecla; and the privately owned San Raphael mine.
“We believe that through responsible mining practices Gold Fields can make a meaningful contribution to sustainable development in Venezuela. Gold Fields has been actively involved in exploration in Venezuela since 1992 and we have come to realize that there is excellent geological potential in the country. Bolivar has done a commendable job in advancing Choco 10 to production and initiating social programmes in the local community. We feel that Gold Fields can build on this foundation of sustainable development as it continues to explore and develop Choco 10 and our adjacent joint venture concessions,” said Cockerill.
Orion Securities Inc. acted as exclusive financial advisor to Gold Fields. Bolivar has retained GMP Securities
Ltd. and Endeavour Financial as its financial advisors.
Gold Fields will host a special web cast and teleconference call at 17:30 Johannesburg time
(10.30 am EST), to discuss the transaction. The web cast can be accessed through the Gold Fields website at
www.goldfields.co.za
.
Gold Fields is one of the world’s largest unhedged gold producers, with annual gold production of approximately 4.2 million ounces from mines in South Africa, Ghana and Australia as well as a developing mine at Cerro Corona in Peru. The Company has reserves of 64.8 million ounces and mineral resources of
174.5 million ounces. Gold Fields has its primary listing on the Johannesburg Securities Exchange and secondary listings on the NYSE, LSE, Euronext in Paris and Brussels, and on the Swiss Exchange. All of
Gold Fields’ operations are ISO 14001 certified.
Bolivar Gold Corp. is a gold exploration, development and production company. At its 95%-owned Choco 10 property in Venezuela, drilling has confirmed near-surface proven and probable ore reserves of 1.3 million ounces. The 5,400 tonne per day Choco 10 operation commenced commercial production in August 2005.
Bolivar Gold intends to exploit this reserve while continuing to pursue the exploration potential of the Choco

10 property, as well as throughout the El Callao district in conjunction with its joint venture partner, Gold
Fields Limited.
---- END----
Enquiries:
Gold Fields
Willie Jacobsz
+27 11 644-2505
williej@goldfields.co.za
Nerina Bodasing
+27 11 644-2630
nerinab@goldfields.co.za
Cheryl Martin
(303) 796-8683
camartin@gfexpl.com
Bolivar Gold
Robert Doyle
(416) 360-4653
rdoyle@bolivargold.com

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 18 November 2005
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:     Senior Vice President: Investor
Relations and Corporate Affairs